

Mail Stop 3561

April 2, 2009

<u>Via U.S. Mail</u>

Richard Shergold
Chairman and Chief Executive Officer
Smart Kids Group, Inc.
9768-170 Street, Suite 542
Edmonton, Alberta T5T5L4

> **Re: Smart Kids Group, Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed March 19, 2009**
> **File No. 333-153294**

Dear Mr. Shergold:

    We have reviewed your responses to the comments in our letter dated February 26, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>Prospectus</u>

<u>Summary – General, page 4</u>

1. We believe that terms such as "children's media products", "digital media products", "sublicensed assets" and "digital media assets" are overbroad and therefore difficult for investors to understand. We encourage you to revise the prospectus to replace these terms and other similar terms with clearer disclosure. For instance, please revise the first paragraph to clarify, if true, that you have sublicensed a TV series from SKIH and are currently developing a new TV series, as well as merchandise and an interactive educational website, based on characters in the sublicensed series.

2. In that regard, we note that the description of your sublicense agreement in this section appears incomplete. Specifically, you state in the fourth paragraph that

under the agreement "the Company sublicenses existing media properties to networks and local TV stations." However, as noted in the comment above, it appears that the sublicense also permits you to create new stories and products based upon the sublicensed characters. Please revise this section to clearly disclose whether your sublicense permits you to create new stories and products using existing characters or, alternatively, limits you to selling or licensing existing stories and products. We encourage you to consider this comment and the preceding comment jointly.

3. We note that you intend to market your products "by leveraging [your] management team's collective background and expertise." It is unclear what you mean. Please revise to provide a brief synopsis of your marketing strategy.

Summary of our Products, page 5

4. We note your response to prior comment 9. Please provide us with the basis for your statements here and on page 36 that the company anticipates re-signing most of the current licensors and adding new licensors. In addition, please provide the basis for similar representations regarding your licensing prospects made in the second-to-last bullet on page 40.

Character Based Merchandise, page 5

5. We note your response to prior comment 10. Please revise this section to describe briefly the current state of development of your character-based merchandise. In addition, please revise "Description of Our Business" to more fully discuss the specific steps you are taking to complete development and commence production.

Additional Product Information, page 6

6. We note your statement in the second sentence on page 6 that the Live at the Hive website is "architected and outlined" for development. Please revise to explain the meaning of this phrase and provide more detail and clarity regarding the current state of development of the website.

Digital Media Assets, page 6

7. We note your reference to direct sales personnel. Please revise to describe briefly in this section, and in more detail in "Description of Our Business", how you intend to utilize sales personnel. Also, please clarify whether the sales personnel will be employees of the company or independent agents.

Website, page 6

8. Please revise the second sentence of this section for clarity.

9. Please revise briefly here, and in greater detail under "Websites" on page 35, to explain the term "sponsored segments" and to describe your plan to generate revenues from corporate sponsorship fees, including the types of companies which you believe will be interested in sponsoring segments, the content of the sponsorship segments and how you will sell the segments.

Business Objectives, page 7

10. We note your response to prior comment 11. It is inappropriate to state that your business objectives are to achieve regional, domestic and international brand recognition. Please revise to briefly discuss the significant short-term steps you must take to build your business, such as completing your website and licensing Be Alert Bert to television stations.

There Exists Uncertainty With Regards To Our Ability . . . ., page 13

11. We note your response to prior comment 16. Please reconcile your disclosure in the last sentence on page 13 that neither the company nor Mr. Shergold have any pending patent applications with the U.S. P.T.O. with your disclosure in the third sentence on page 14 that there can be no assurances that your application will be granted by the U.S. P.T.O.

Selling Stockholders, page 19

12. While we note your response to prior comment 17, please confirm that you have properly identified the individual(s) possessing dispositive control and voting control over securities beneficially owned by spouses and minor children. Refer to Instruction 2 to Item 403.

Relationships, page 24

13. We note your response to prior comment 20. However, your disclosure in the first paragraph on page 25 appears to suggest that certain selling stockholders may be affiliates of a broker-dealer. Please confirm to us that none of the selling stockholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to the first paragraph on page 25. Alternatively, please revise your prospectus to include appropriate disclosures regarding any broker-dealers or affiliates thereof.

14. We note your expanded description of the advisory agreement. However, the specific functions, if any, performed by Reich Brother in connection with this offering are unclear. Please revise to clarify. In addition, please provide us with your analysis as to why Reich Brothers should not be considered an underwriter.

Summary Compensation table, page 29

15. Refer to footnote (1). Please tell us why you believe the license agreement is appropriately disclosed under "All Other Compensation." Refer to Item 402(n) of Regulation S-K.

Convertible Securities, page 33

16. You state that the securities sold under the subscription agreements became convertible when "the Company raised additional capital" and may now be converted "at any given time." Please provide additional disclosure regarding the conversion right, including a discussion of when the right was triggered. Please also tell us whether any of the convertible securities were purchased by affiliates of the company. Lastly, please file the subscription agreement as a material agreement with your next amendment.

Description of Our Business, page 35

17. You state that you do not own any intellectual property. Please describe your ownership interest in the TV series The Adventures of Bert and Clare, the Bert the Bee storybooks and the other products that are being developed and produced by your company, rather than sublicensed as completed works from Mr. Shergold and SKIH. Please revise accordingly.

18. In that regard, although you indicate that you do not own any intellectual property, you state in the third paragraph under "Description of Our Business -- General" that copyrights exist for all of your digital media content. Please revise to disclose whether the copyrights are owned by you or Mr. Shergold or another entity. Also, please disclose whether the copyrights have been registered with the U.S Copyright Office. If not, please consider adding a risk factor discussing whether failure to register will impair your ability to enforce legal protections.

19. We note your reference to "quality control" in the third paragraph under "Description of Our Business – General." Please expand your disclosure to describe these controls. For instance, will your chief executive officer and chief technology officer confirm that you have current licenses for your content and that the educational information contained in your products is accurate? Please explain.

Websites, page 35

20. Refer to the second paragraph of this section. As it appears that your primary website will be Live at the Hive, please describe the purpose of the other websites which you currently maintain or are developing.

21. Please provide more detail and clarity regarding your plans to generate revenues from e-commerce transactions through the sale of music and videos, including whether the users will be charged a fee each time they download material and the approximate number of the songs and videos that will be available. In addition, please confirm, if true, that Mr. Shergold will be the source of all music and video content.

The TV Series: "Be Alert Bert", page 36

22. We note your response to prior comment 26. Please confirm that the amount of revenue you expect to receive from renegotiation is not material or revise to disclose the amount. In addition, please disclose whether the company expects to continue making one-time sales or expects to make future sales on different terms.

Merchandising, page 36

23. We note your response to prior comment 28. Please clarify your statement that you intend to complete your "plan for merchandising" by the fourth quarter of 2009. Discuss whether successful completion of the plan for merchandising would involve finalizing product design, producing and testing prototypes or any other objective measure.

Upcoming Development Plans, page 39

24. We note your disclosure in the second paragraph under this heading that you anticipate a North American Market launch for the third quarter of 2009. Please advise us whether your predicted timelines are still realistic or update your disclosure. Similarly update your predictions throughout your filing, as necessary, to provide investors with a realistic plan of operations.

25. We note your disclosure in the third bullet that you intend to develop character-based 30 second commercials for television advertising. Please revise your filing to provide additional discussion regarding your plans, including whether you intend to create the commercials yourself and the anticipated cost of the production. If you intend to outsource the production of the commercials, please disclose whether any contractual arrangements have been made to date and file any material agreements with your next amendment.

26. We note your disclosure beginning in the third bullet on page 40 that the company's existing products and services include movies, personal B-mail, games and gifts. If such products and services have been developed and currently exist, please revise your disclosure on page 5 under the heading "Summary of Our Products" and in "Description of Our Business" to discuss these products and services. If not, please delete the phrase "existing assets" in the parenthetical accompanying each bullet.

Strategic Business (2010 and Beyond), page 40

27. We note your disclosure in the second-to-last paragraph on page 40 that your company intends to package and sell physical fitness products. Please revise your disclosure to briefly describe such products, including how physical fitness products will fit into your overall business strategy of producing entertaining educational products with a focus on child safety.

Summary of Product Development, page 41

28. We note your definition of "planned status." Please explain what it means to "define" the product.

Management's Discussion and Analysis, page 43

29. Please provide discussion and analysis of the results of operations for the six-month stub periods ending December 31, 2008 and December 31, 2007. Refer to Item 303 of Regulation S-K. Please also note your continuing obligation to update financial statements and financial information, as necessary, to comply with Rule 8-08 of Regulation S-X.

Liquidity and Capital Resources, page 46

30. Please disclose your cash on hand as of the most recent date practicable.

31. Refer to the first paragraph on page 47. We note that your officers and directors are paying the company's "smaller, reasonable overhead fees." Please disclose your average monthly overhead expenses and administrative costs, including the amount currently being paid by your officers and directors, and disclose the monthly and aggregate amounts being deferred. In addition, please clarify whether any costs are being borne by officers and/or directors other than Mr. Shergold.

32. Please disclose whether your agreements to defer payment to certain service providers until you obtain financing are oral or in writing. If they are written, please file them as material agreements.

Part II, page 56

Item 16. Exhibits, page 58

33. We note your response to prior comment 18. Please confirm that you have filed, in paper form, an application for confidential treatment for any redacted information, including the information on Schedules A and B to Exhibit 10.9, with the Office of the Secretary. Alternatively, please re-file the Exhibit without the redactions. Refer to Staff Legal Bulletin No.1 and the addendum to Staff Legal Bulletin No. 1 dated July 11, 2001.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney Advisor

cc: Virginia K. Sourlis, Esq.
        Fax: (732) 530-9008